UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

International Thunderbird Gaming Corporation

11545 West Bernardo Ct., Suite 307, San Diego, CA 92127
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☑ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Thunderbird Gaming Corporation
(Registrant)

Date: January 28, 2002

Jack R. Mitchell

Jack R. Mitchell, President & CEO

INTERNATIONAL THUNDERBIRD
GAMING CORPORATION

FOR IMMEDIATE RELEASE **January 25, 2002**

Contact: Investor Relations
Alex Winch
Phone: (416) 712-1488 or (858) 451-3637
e-mail: info@thunderbirdgaming.com

Mexico Update

International Thunderbird Gaming Corporation (TSE - INB) announces the following update concerning the Company's operations in Mexico:

Thunderbird reports that Gobernacion closed the Company's skill machine operation in Reynosa by force on Friday evening January 18, 2002. This closure is in direct contravention of prior written declarations by Gobernacion filed in court that the Reynosa operation was not under threat of closure. Even more disconcerting is the fact that on the same date the Company met with the general counsel of Gobernacion who expressed Gobernacion's sincere interest in implementing a new and transparent process to fairly judge the legality of Thunderbird's operations in Mexico.

The Company gained strength in its political and legal battle based on the favorable Mexico court ruling affecting the skill game operations of a Mexican competitor in Mexico City and Ciudad Juarez which operations remain open. It is odd that this particular skill game operator maintains the protection of a judge's ruling and continues to operate. Furthermore, the Company believes that this operator succeeded in a legal argument on skill machines. The case has been reviewed by the Company's attorneys and is directly on point and in favor of Thunderbird. For unknown reasons, the court has denied the Company's request to obtain a copy of the ruling.

The Company continues to pursue political and legal strategies to re-open all three Mexico operations and is convinced that its success hinges on whether the legal process will be transparent.

On Wednesday, January 23rd, the Company commenced discussions with Gobernacion to set the parameters of an Administrative proceeding to re-open the original determination that Thunderbird's machines were in contravention of Mexican law, including selection of experts on skill games; a timeline for the decision and the forum for a fair, transparent and equitable hearing.

11545 West Bernardo Ct., Suite 307, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE **January 11, 2002**

Contact: Investor Relations
Alex Winch
Phone: (416) 712-1488 or (858) 451-3637
e-mail: info@thunderbirdgaming.com

Mexico Update

International Thunderbird Gaming Corporation (TSE - INB) announces the following update concerning the Company's operations in Mexico:

The Company's skill game operation in Reynosa re-opened as of January 8th. The company had voluntarily closed the operation due to uncertainties brought about by Gobernacion's position that the facility was operating illegally. However, there is a media report in Mexico that a skill game operator succeeded in its legal challenge in a case before a Mexican Court with applicable jurisdiction late in December 2001. According to the report, the Court ruled that Gobernacion did not have jurisdiction over skill machines. The skill machine operations referenced in the media report are operating again in Ciudad Juarez and in Mexico City. The opening of these facilities is strong evidence of the importance of this case because this operator is the only other known skill game operator in Mexico. The media report of the Court ruling is clear that the legality of operation of skill machines was resolved in favor of the operator.

In the Company's Amparo proceeding in Reynosa, Gobernacion alleged that they had not made and were not making any threat to close the Reynosa facility. This assertion was made after Gobernacion already closed our facilities in Matamoros and in Nuevo Laredo. In light of these new developments, the Company hopes to continue to operate an enjoyable and safe recreational activity for the people of Reynosa. In addition, the Company will continue to pursue its claims against the Government of Mexico to allow the immediate reopening of the Matamoros and Nuevo Laredo facilities.

Thunderbird is aggressively researching the Court's ruling referenced in the media report, and its implications for Thunderbird's operations in Nuevo Laredo and Matamoros. Further research is necessary to determine the impact on Thunderbird's operations and legal cases. The government may continue to act in an arbitrary manner, as we have no assurances that the government will respect a decision of its Court.

11545 West Bernardo Ct., Suite 307, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE **January 3, 2002**

Contact: Investor Relations
Alex Winch
Phone: (416) 712-1488 or (858) 451-3637
e-mail: info@thunderbirdgaming.com

Operations Update

International Thunderbird Gaming Corporation (TSE - INB) announces the following update concerning the Company's operations:

Mexico- The Company continued to challenge the Mexico Government's closure orders for the three Mexico operations on three parallel paths:

(1) The Mexico City office of the internationally renowned law firm of Baker & McKenzie has been leading our efforts through the litigation process, though the Company is not expecting final decisions for at least three months and the process could last longer depending on appeals. Interim legal actions are being pursued that would let the facilities re-open while final decisions are being heard.

(2) The Company is assessing a claim under the NAFTA-Chapter 11 claims procedure. The preliminary analysis suggests that the Company has a meritorious claim, but the filing of the claim affects how we proceed on the existing cases. Our strategy is to choose the direction that will get us re-opened as quickly as possible. We perceive the NAFTA claim to be a solid back up.

(3) The Political and Media campaign has been ongoing since October 11, 2001 when we were shut down. While the Fox government may claim it is immune to public pressure, our story has been picked up by the gaming trade press, Mexican media as well as by several leaders of US congress who have directed letters and telephone calls to President Fox expressing outrage over the matter.

While the diplomatic pressure has not yet yielded the desired result of re-opening our properties, we feel it will weigh in our favor in the overall balance. However, we are focusing our energies on the litigation process.

Peter LeSar rejoins Thunderbird – Mr. Peter LeSar, formerly head of business development at International Thunderbird, has rejoined Thunderbird in the same capacity after a two-year hiatus during which he successfully founded and acted as CEO of a venture-capital financed, Internet-based translation service company (www.ispeak.net). He has handed over the reins at iSpeak to pursue development with Thunderbird. While previously at Thunderbird, Peter developed our project in Pt. Ordaz, Venezuela. His bio can be found at www.thunderbirdgaming.com.

11545 West Bernardo Ct., Suite 307, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Puerto Ordaz expansion opens, receives award – Thunderbird is pleased to announce that it has opened a 4,000 square foot expansion to the original 10,000 square foot casino in Puerto Ordaz, Venezuela on November 30th. Revenues have been strong since opening, with net win for December running more than 50% higher than for November, before the expansion opened. As our operation in Puerto Ordaz is in its first year, we do not know whether this revenue surge will be sustained in the New Year, or whether it is a seasonal spike.

We are also pleased to announce that Fiesta Casino Guayana has been named "Business of the Year, 2001" for the State of Bolivar, Venezuela. The prize was issued by "Fedecamaras" (the commerce chamber's master association and the leading business association in the country). "Business of the Year" is an important prize for any company, and is even more exceptional for a multinational gaming company. as it is high public recognition of: a) The positive image and transparency of our business; b) Our contribution to the community as a good corporate citizen; and c) The outstanding quality of our management team. The prize also clearly sets us apart from other gaming companies in the region.

Strong Fourth Quarter Revenues – Thunderbird is pleased to announce that fourth quarter, 2001 revenues reflecting our proportional interest in properties in Mexico and Venezuela, are expected to exceed third quarter, 2001 revenues reflecting our proportional interests. This strength reflects strong results in Panama and Venezuela and has been achieved despite the closures, which we expect to be temporary, in Mexico.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.